13012841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-51781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 Eager Road, Suite 700
(No. and Street)

St. Louis (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Conover (904) 623-7169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1 Independent Drive, Suite 2801 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
(SEC I.D. No. 8-51781)

Financial Statements and
Supplemental Schedules
As of and for the Year Ended December 31, 2012,
Independent Auditors' Report,
and Supplemental Report on Internal Control

EverTrade®
DIRECT BROKERAGE

OATH OR AFFIRMATION

I, David L. Conover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Margarita A Mixon
My Commission EE024983
Expires 11/26/2014

Margarita A. Mixon
Notary Public

David L Conover
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Table of Contents

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2012, and the related statements of comprehensive income, cash flows, and equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EverTrade Direct Brokerage, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2012

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Balance Sheet
As of December 31, 2012

Assets		
Cash and cash equivalents	$	658,093
Deposit with clearing organization		330,165
Equipment, net		26,778
Income tax receivable		79,858
Prepaid Financial Industry Regulatory Authority fees		40,936
Other assets		11,345
Total Assets	$	1,147,175
Liabilities		
Accounts payable and accrued liabilities	$	142,465
Payables to clearing organizations		55,003
Deferred tax liability		7,867
Total Liabilities		205,335
Commitments and Contingencies (Note 6 and Note 8)		
Equity		
Common stock, $1 par value (30,000 shares authorized;100 shares issued and outstanding)		100
Additional paid-in capital		2,669,253
Accumulated deficit		(1,727,513)
Total Equity		941,840
Total Liabilities and Equity	$	1,147,175

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2012

Income	
Commission and fee income	$ 420,328
Interest income	639
Total income	420,967
Expenses	
Professional fees	544,082
Salaries and employee benefits	370,183
Trade clearing and execution fees	242,468
Occupancy and equipment	145,388
Other expenses	264,470
Total expenses	1,566,591
Loss Before Income Tax Benefit	(1,145,624)
Income Tax Benefit	(401,710)
Net Loss / Net Comprehensive Loss	$ (743,914)

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Statement of Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2012	$ 100	$ 1,919,253	$ (983,599)	$ 935,754
Contribution of capital	—	750,000	—	750,000
Net loss	—	—	(743,914)	(743,914)
Balance, December 31, 2012	$ 100	$ 2,669,253	$ (1,727,513)	$ 941,840

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Statement of Cash Flows
For the Year Ended December 31, 2012

Operating Activities	
Net loss	$ (743,914)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	38,443
Deferred income taxes	(9,218)
Change in operating assets and liabilities:	
Increase in deposits with clearing organizations	(225,018)
Increase in prepaid Financial Industry Regulatory Authority fees	(14,793)
Decrease in income taxes receivable	114,108
Decrease in other assets	2,056
Increase in payables to clearing organizations	55,003
Increase in accounts payable and accrued liabilities	41,236
Net cash used in operating activities	(742,098)
Investing Activities:	
Purchase of equipment	(2,649)
Net cash used in investing activities	(2,649)
Financing Activities:	
Capital contribution	750,000
Net cash provided by financing activities	750,000
Net Increase in Cash and Cash Equivalents	5,253
Cash and Cash Equivalents	
Beginning of year	652,840
End of year	$ 658,093

See notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation, Apex Clearing Corp and National Financial Services private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2012 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 28, 2013, the date the financial statements were available to be issued.

c) Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less.

d) Deposit with Clearing Organization — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. The Company changed its clearing firm from Apex Clearing Corp to National Financial Services in December 2012. Included in this contract is the requirement to maintain a "good faith" deposit with the clearing firm.

e) Prepaid FINRA Fee — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

f) Equipment — Computer hardware and software and equipment are carried at amortized cost. Depreciation on computer hardware and software is computed using the straight-line method over a 3 year estimated useful life. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

g) Receivables from Clearing Organization — The Company's contracts with the clearing firms, Apex Clearing Corp and National Financial Services requires monthly settlement for transactions that have been executed, but for which funds have not yet been remitted. These are included within other assets on the Company's balance sheet.

h) Commissions and Fee Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

i) Income Taxes — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed as if it filed a separate federal tax return. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes was $75,524 and is included in income tax receivable.

The amount receivable from State government for state taxes was $4,335 and is included in income tax receivable.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change. A valuation allowance is recorded when management believes it is more likely than not the tax benefits associated with temporary differences, operating loss carryforwards and tax credit carryforwards will not be utilized.

2. Equipment

Equipment at December 31, 2012 consists of the following:

Computer hardware and software	$ 164,108
Less accumulated depreciation and amortization	137,330
	$ 26,778

3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $48,936 and professional fees totaling $191,698 for the year ended December 31, 2012 were paid by C1FN or EverBank. The amount payable to C1FN and EverBank as of December 31, 2012 for expenses incurred on behalf of EverTrade was $68,028. The amounts are generally settled on a monthly basis.

During the year C1FN made $750,000 in capital contributions to EverTrade. The Company also has a cash account that is held at EverBank with a balance of $42,352 as of December 31, 2012.

The Company accepts accounts from EverBank shareholders, directors, officers and their related business interests on substantially the same terms as accounts to other individuals and businesses. Accounts held for related parties were $118,806 as of December 31, 2012.

4. Income Taxes

Income tax benefit for the year ended December 31, 2012, is comprised of the following credits:

Current:	
Federal	$ (392,492)
	(392,492)
Deferred:	
Federal	(7,743)
State	(1,475)
	(9,218)
	$ (401,710)

The deferred taxes at December 31, 2012, consist of a taxable temporary difference associated with fixed assets that creates a deferred tax liability of $7,867 and a deferred tax asset of $80,360 that is associated with a state net operating loss carry-forward. A valuation allowance of $80,360 is recorded against the state net operating loss carry-forward. The effective tax rate is different than the federal statutory rate primarily due to state income taxes.

The Company participates in a tax sharing agreement with EFC for consolidated income tax filings. Under this agreement, the Company is reimbursed for federal losses to the extent they are utilized.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under the Internal Revenue Code 401(k) (the "Plan"), covering substantially all full-time employees meeting the eligibility requirements. Employees may contribute between 1% and 100% of their pretax compensation to the Plan. The Company matches up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company made employer-matching contributions of $3,880 during the year ended December 31, 2012.

In addition, the Company may make profit sharing contributions to the Plan at the discretion of the Company. During the year ended December 31, 2012, the Company recognized expense for discretionary contributions made to the Plan of $5,205 presented within salaries and employee benefits on the statement of operations.

6. Guarantees

The Company has contracted with a third party to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to its customers. The maximum potential future payment under this indemnification was $593,865 at December 31, 2012. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, EverTrade had net capital of $779,800, which was in excess of the required net capital by $529,800. EverTrade's ratio of aggregate indebtedness to net capital was 0.2532 to 1 at December 31, 2012.

8. Contingent Liabilities and Other Regulatory Matters

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, EverTrade has been threatened with or named as a defendant in lawsuits, arbitration and administrative claims involving securities, banking and other matters. EverTrade is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulator, and may, if pursued, result in formal claims being filed against EverTrade by the customer or disciplinary action being taken against EverTrade by the regulator and could have a material impact on EverTrade's financial position, results of its operations or cash flows.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Supplemental Schedule
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2012

Net capital:	
Total stockholder's equity	$ 941,840
Add - allowable credits	—
Total capital and allowable credits	941,840
Deductions - nonallowable credits	155,436
Net capital before haircuts	786,403
Deductions - haircuts	6,603
Net capital	$ 779,800
Aggregate indebtedness - items includes in the balance sheet - accounts payable, accrued expenses, and other liabilities	$ 197,469
Total aggregate indebtedness	$ 197,469
Computation of basic net capital requirement - minimum net capital required*	$ 250,000
Excess net capital	$ 529,800
Ratio - aggregate indebtedness to net capital**	0.2532 to 1

* In accordance with Rule 15c3-1, net capital cannot fall below .0667 to 1 of aggregate indebtedness or $250,000, whichever is greater.

** In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1.

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filed on January 22, 2013.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Supplemental Schedule
Computation of Determination of Reserve Requirement
For Brokers and Dealers Pursuant to Rule 15c3-3 Under the
Securities and Exchange Act of 1934
As of December 31, 2012

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

February 28, 2013

EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

In planning and performing our audit of the financial statements of EverTrade Direct Brokerage, Inc. (the "Company"), a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri , a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp. , the ultimate parent company of the Company, as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing its assigned functions, to prevent, or

detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by EverTrade Direct Brokerage, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (check copies and SIPC-6 filings) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051781 FINRA DEC
EVERTRADE DIRECT BROKERAGE INC 17*17
8300 EAGER RD STE 700
SAINT LOUIS MO 63144-1424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joanne Heinrich 904-623-6651

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (7)

7-17-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (7)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (7)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(7)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EverTrade Direct Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 22 day of JANUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 420,967
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,264
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	242,468
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	171,180
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	430,912
2d. SIPC Net Operating Revenues	$ (9,945)
2e. General Assessment @ .0025	$ -0-

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